SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

GOLD STANDARD VENTURES CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

380738104
(CUSIP Number)

February 26, 2020
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No 380738104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
OceanaGold Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		513,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		513,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.2%* *Percentage was calculated based on 277,527,886 outstanding common shares of the issuer as of November 12, 2019.
12	TYPE OF REPORTING PERSON
CO

CUSIP No 380738104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
1015776 BC Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		513,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		513,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.2%* *Percentage was calculated based on 277,527,886 outstanding common shares of the issuer as of November 12, 2019.
12	TYPE OF REPORTING PERSON
CO

CUSIP No 380738104	13G	Page 4 of 7 Pages

Item 1                 (a).          Name of Issuer:

Gold Standard Ventures Corp.

Item 1                 (b).          Address of Issuer’s Principal Executive Offices:

Suite 610 – 815 West Hastings Street
Vancouver, B.C., Canada V6C 1B4

Item 2                 (a).          Name of Person Filing:

i)  OceanaGold Corporation (“Oceana”)
ii) 1015776 BC Ltd. (“Subsidiary”)

Item 2                 (b).          Address of Principal Business Office or, if None, Residence:

The address of the principal business office for each of the reporting persons set forth in (i) and ii) is Level 14, 357 Collins Street, Melbourne, Victoria, 3000, Australia

Item 2                 (c).          Citizenship:

i)   British Columbia, Canada
ii)  British Columbia, Canada

Item 2                 (d).          Title of Class of Securities:

Common Shares

Item 2                 (e).          CUSIP Number:

380738104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment plan in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person, in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

CUSIP No 380738104	13G	Page 5 of 7 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 513,000

(b)	Percent of class: 0.2%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 513,000

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 513,000

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 99.2 attached hereto.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No 380738104	13G	Page 6 of 7 Pages

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2020

OCEANAGOLD CORPORATION

By: /s/ Liang Tang
Name: Liang Tang
Title: Executive Vice President, General Counsel and Company Secretary

March 6, 2020

1015776 BC LTD.

By: /s/ Liang Tang
Name: Liang Tang
Title: Executive Vice President, General Counsel and Company Secretary

CUSIP No 380738104	13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement (previously filed)
99.2	Relevant Subsidiary Description